Exhibit 99.1

FOR IMMEDIATE RELEASE

RiT Technologies Launches PatchView+ Intelligent Infrastructure Management Solution
(IIM) in India

Industry’s first IIM solution to provide support for mixed interconnect, cross-connect and combined topologies.

Bangalore – December 1st, 2014 - RiT Technologies (NASDAQ: RITT), a leading provider of Intelligent Network & Infrastructure Management (IIM) and structured cabling solutions for enterprises, and the developer of Beamcaster, an innovative indoor optical wireless solution, today announced the launch of its PatchView+ Infrastructure Management (IIM) Solution in India.

PatchView+ is RiT’s latest generation IIM solution that provides complete real-time view, control and management of the entire network physical layer, including full connectivity mapping.

“We are currently seeing increased demand in the Indian market for management solutions that can effectively address an increasingly complex network environment,” noted Motti Hania, President and CEO of RiT Technologies.  “Data centers and communication rooms need to address the rising demand for various types of communication (such data, voice, video, backup and others), to support an increasingly large and dynamic workforce and to ensure network availability, stability and bandwidth.  IT managers are also looking for solutions that help save resources by optimizing current IT assets and by preventing downtime. PatchView+ addresses these concerns and more.”

PatchView+ enables IT managers to detect points of failure and prevent downtime, eliminate congestions and hotspots and improve network output. Its sophisticated management software, PatchView Manager, conducts the quickest site scanning currently available, producing a precise visual map of all network physical components, updated in real time, including a full connectivity map – from switch port to end device.

With advanced provisioning functionality for both equipment and service requirements (including data, voice, video and backup), PatchView Manager software locates the optimal switch and route for each service request and the right cabinet location for new equipment, taking into account variables such as service requirements, weight, location and power supply.

PatchView+ also automates work orders, detecting unplanned changes for foolproof MACs (moves, adds and changes) and adding an extra layer of security to block unauthorized connects and disconnects. The PatchView+ innovative hardware architecture does not require any rack space to support an unlimited number of ports, which means a lower upfront investment in panels, rack space, maintenance costs and power consumption.

The RiT IIM product range is available through the RiT Technologies network of channel partners, system integrators and value-added resellers.

About RiT Technologies
RiT Technologies (NASDAQ: RITT), is a leading provider of Intelligent Infrastructure Management (IIM), structured cabling and a developer of an innovative indoor optical wireless technology solution. The RiT IIM solutions provide network infrastructure utilization and optimization for data centers, communication rooms and work space environments. They help companies monitor and troubleshoot their communications networks, and conduct precise planning and provisioning of new equipment; thereby increasing the reliability of the network, minimizing downtime, and assuring full utilization of the physical network infrastructure. The RiT solutions are deployed around the world in a broad range of organizations, including data centers in corporate organizations, government agencies, financial institutions, airport authorities, healthcare and education institutions and more. The RiT innovative indoor optical wireless network solution, Beamcaster™, enables to overcome physical network congestion by providing an ultra-fast wireless network that is easy to deploy and maintain, and is highly flexible and secure. For more information, please visit: www.rittech.com

PRESS CONTACT:
Manish Sharma
Tel: 91-98450-32618
pr_rit@infinios.in

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com

KCSA Strategic Communication
Jeffrey Goldberger/Christopher Harrison
212-896-1249/212-896-1267
ritt@kcsa.com